EXHIBIT 12.1
COMPUTATION OF RATIO OF INCOME
TO COMBINED FIXED CHARGES
COLEMAN CABLE, INC.

	For the Year Ended
(thousands, except ratios)	2002	2003	2004	2005	2006

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$11,784	$10,331	$11,503	$15,722	$15,995

Add interest element implicit in rentals	1,103	1,045	973	1,035	1,075

Interest capitalized	—	—	—	—	—

Total fixed charges	$12,887	$11,376	$12,476	$16,757	$17,070

Income
Income (loss) before income taxes	5,190	6,610	(5,915)	13,433	32,130

Add
Fixed charges (excluding interest capitalized)	12,887	11,376	12,476	16,757	17,070

Income before fixed charges and income taxes	$18,077	$17,986	$6,561	$30,190	$49,200

Ratio of income to fixed charges	1.40	1.58	0.53	1.80	2.88

	Three Months Ended March 31,
(thousands, except ratios)	2006	2007

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$4,065	$3,388

Add interest element implicit in rentals	268	208

Interest capitalized	—	—

Total fixed charges	$4,333	$3,596

Income
Income (loss) before income taxes	5,773	4,528

Add
Fixed charges (excluding interest capitalized)	4,333	3,596

Income before fixed charges and income taxes	$10,106	$8,124

Ratio of income to fixed charges	2.33	2.26